                    November 13, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Pamela Howell
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    Scientific Games Corporation
                    Definitive 14A (Proxy Statement), filed April 30, 2007
        File No. 000-13063

Dear Ms. Howell:

Set forth below are the responses of Scientific Games Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter to A. Lorne Weil, Chief Executive Officer of the Company, dated August 21, 2007 with respect to the above-referenced filing (the “Comment Letter”).

The Company understands that the Comment Letter does not require an amendment to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.  Rather, the Company understands that the purpose of the Comment Letter is to assist the Company in complying with applicable disclosure requirements and enhancing the overall disclosure in future filings.  As indicated in the Company’s responses below, the Company will prepare its Compensation Discussion and Analysis and disclosures under Items 402 and 407 of Regulation S-K in future filings in light of the comments and guidance reflected in the Comment Letter.  The Company has provided some additional context and information in response to certain comments below in order to assist the Staff in better understanding the Company’s disclosures.  Actual disclosure in any future filing will reflect the facts and circumstances for the period discussed, which may differ from those described in the Company’s 2007 Proxy Statement or referred to in the responses below.

For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.

Director Compensation, page 10

1.
With respect to the stock awards reported in column (c), clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Scientific Games’ financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k) of Regulation S-K.

Ms. Pamela Howell
November 13, 2007

The assumptions used in calculating the value of the stock awards reported in column (c) were disclosed in footnote 2 to the Directors’ Compensation Table rather than by means of cross-referencing disclosure contained in the Company’s Form 10-K and no other assumptions were used to measure these awards.  In future filings, the Company will include a cross-reference to the discussion of assumptions contained in the Company’s financial statements, footnotes to the Company’s financial statements or in the Management’s Discussion and Analysis.

Oversight of Executive Compensation Program, page 11

2.
The disclosure pertaining to the relationship between the Compensation Committee and Mercer Human Resource Consulting should be expanded to provide a materially complete description of this consultant’s role with the company.  Please provide a complete description of the nature and scope of Mercer’s assignment and the material elements of the instructions or directions given to Mercer.  See Item 407(e)(3)(iii) of Regulation S-K.

The Company provided information concerning Mercer’s role with the Company during 2006 under the headings “Oversight of Executive Compensation Program” (page 11), “Long-Term Incentive Compensation” (page 14) and “Benchmarking” (page 17).  The Company confirms that it will expand the disclosure in future filings pertaining to the relationship between the Compensation Committee and any compensation consultant such as Mercer that plays a role in determining or recommending the amount or form of executive and director compensation, including providing a description of the nature and scope of the consultant’s assignment and the material elements of instructions or directions given to the consultant with respect to the performance of its duties under the engagement.

Components of Compensation Program, page 11

3.
You currently describe how company performance affects compensation, but only as a general discussion with little analysis of the effect of individual performance.  Since your disclosure suggests it is a factor considered by the compensation committee, expand your disclosure to provide additional qualitative, and if applicable, quantitative detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.  For example, disclose the factors and individual objectives the compensation committee considers in its assessment.  State whether certain factors or goals are considered more determinative of compensation levels than others.  See Item 402(b)(2)(vii) of Regulation S-K.  Additionally, your Compensation Discussion and Analysis should include a discussion of the policies that you will apply on a going-forward basis.  Please provide the disclosure required by Item 402(b) with respect to compensation policies, plans or arrangements for your 2007 fiscal year, to the extent known at the time the proxy statement is filed.  Refer to Instruction 2 to Item 402(b).

Ms. Pamela Howell
November 13, 2007

The Company provided disclosures with respect to bonuses awarded for 2006 that were measured, in part, by individual performance.  For example, the assessments of individual performance resulted in payouts ranging from 85% to 100% of the individual component of the awards for the named executive officers.  The Company confirms that it will expand the disclosure in future filings to provide additional qualitative and, if applicable, quantitative detail and analysis of how individual performance contributed to actual compensation for the named executive officers, including whether certain factors or goals were considered more determinative of compensation levels than others.

The disclosure will also include, to the extent known at the time the proxy statement is filed, a discussion of any policies that will be applied on a going-forward basis, including the disclosure required by Item 402(b) of Regulation S-K with respect to compensation policies, plans or arrangements for the current fiscal year.

4.
The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1 of Commission Release 33-8732A.  For example, we note the disclosure relating to the specifics of the awards made to Mr. Weil in 2006; however, your disclosure lacks a more detailed discussion of how and why the compensation of Mr. Weil differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.  In addition, we direct your attention to the substantial increases in executive base salary for 2006 versus 2005 and the additional increase for 2007.  Disclose the reasons for these increases.  Clarify whether the increases equaled the amount of the allowances given up.

The Company’s policies with respect to compensation are generally consistent with respect to the named executive officers, although there are differences in compensation levels primarily based on the positions held by the executive officers and/or the terms of the executive officers’ employment agreements resulting from negotiations conducted at various times.  The decisions relating to Mr. Weil’s 2006 compensation were primarily based on an arm’s-length negotiation of a new employment agreement, which, among other things, extended the term of his employment for an additional two years and included expanded non-competition obligations.

As to the other executive officers, the Committee approved salary increases in the first half of 2006 for Messrs. Laird and Bickell to reward their individual performances and to achieve greater consistency in salary levels between these executives and their peers within the Company.  The salary increases approved in the third quarter of 2006 in connection with the Committee’s decision to eliminate housing and transportation allowances were approximately equal to the allowances given up in the cases of Messrs. Chambrello and Bickell.  The increases for Messrs. Raphaelson and Laird were higher than the allowances given up to achieve greater parity in compensation levels.  The salary increases for 2007 were approved as part of the Committee’s annual review of salary levels.  Mr. Laird’s increase for 2007 was based on an assessment of his performance and the importance of his position within the Company and for retention purposes.  The increase for Mr. Raphaelson for 2007 reflected the expansion of his responsibilities to include government affairs.

Ms. Pamela Howell
November 13, 2007

The Company confirms that in future filings it will provide a more detailed discussion of any material differences in compensation policies or decisions relating to individual named executive officers, including providing an individualized discussion with respect to material salary increases.

Annual Incentives, page 12

5.
The target bonus amounts for the Chief Executive Officer and the Chief Operating Officer are determined based on attainment of financial performance targets set for the year subject to the Committee adjusting an award based on individual performance or other factors and the target bonus amounts for other participants include an individual performance component which comprises one-third of their target award opportunity.  Please discuss in greater detail the Compensation Committee’s exercise of its discretion to raise or lower such payout.  Describe the specific factors considered, both quantitative and qualitative, and how such factors are weighted.

The Company provided disclosures regarding the exercise of discretion by the Committee in awarding 2006 bonuses based on the financial results for the year, a variety of business achievements, including a number of acquisitions that occurred during the year, and a cost restructuring program.  The Company confirms that in future filings it will discuss in greater detail the Committee’s exercise of its discretion to raise or lower annual incentive compensation payments, the specific factors that are considered, both quantitative and qualitative, and the extent to which such factors are weighted.

Long-Term Incentive Compensation, page 14

6.	It appears that the February 2007 award was for 2006 performance. Please disclose the minimum financial performance criteria for this award.

Although the February 2007 long-term equity incentive compensation was awarded at the same time as the annual cash incentive compensation, the long-term equity incentive compensation award was not for 2006 performance.

Ms. Pamela Howell
November 13, 2007

Benchmarking, page 17

7.
The Compensation Committee annually reviews competitive compensation data for companies in two peer groups, which includes marketplace data for base salary, annual incentives and long-term incentives for executive employees.  Discuss how the benchmarking information is used.  For example, did you benchmark total or individual elements of compensation to a specific percentile of the peer group?  Additionally, we note that the Committee considered the compensation levels for executive employees in these groups in determining the equity award opportunities for your executives under the new guidelines adopted by the Committee in December 2006.  Clarify whether the Compensation Committee considered the compensation levels for executive employees in these groups in determining other components of compensation in 2006.

The Company notes that, with respect to the 2006 year, the Committee considered benchmarking information in establishing equity award opportunities for executives under the new equity award guidelines, which included a benchmarking of the various components of compensation to the median and 75th percentiles for comparator companies.  The Committee also considered benchmarking information in determining the terms of Mr. Weil’s compensation under his new employment agreement.  The Company confirms that in future filings it will discuss benchmarking information in greater detail, including (i) whether total or individual elements of compensation were benchmarked to specific percentile(s) and which percentiles and (ii) how benchmarking information is used, including whether it is used in determining each component of compensation.

Summary Compensation Table, page 19

8.
With respect to the stock awards, clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in Scientific Games’ financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.  See the Instruction to Item 402(c)(v) and (vi) of Regulation S-K.

The Company confirms that in future filings it will refer in the footnotes relating to stock awards to the discussion of the assumptions made in the valuation of stock awards in the Company’s financial statements, footnotes to the Company’s financial statements or the Management’s Discussion and Analysis.

Grant of Plan Based Awards, page 20

9.
It is unclear why the incentive compensation program is not included as a non-equity incentive plan.  If the threshold target and maximum awards were set in 2006, then it would appear that they should be included in the table.

Ms. Pamela Howell
November 13, 2007

The information relating to the annual incentive compensation program was presented in the Summary Compensation Table and not in the Grant of Plan-Based Awards table as a non-equity incentive plan because the Company understood the rule to call for disclosure in such grant table of awards as to which performance requirements were not satisfied by year-end but which extended to the subsequent year (and a footnote to that effect that referred to the 2006 bonuses shown in the Summary Compensation Table was included as footnote 1 to the grant table).  The Company confirms that in future filings it will include the incentive compensation program as a non-equity incentive plan in the grant table and provide disclosure relating to the estimated future payouts under the bonus program for achievement of threshold, target and maximum target levels set during the year.

Potential Payment upon Termination or Change of Control, page 24

10.
Expand your disclosure of the severance agreements in the Compensation Discussion and Analysis to include a more thorough discussion of Item 402(b)(1) of Regulation S-K with respect to each of these elements of compensation.  Discuss how each of these compensation components and your decisions regarding these elements fit into your overall compensation objectives and affect decisions regarding other elements.

The severance protection provided under employment agreements assists the Company in attracting and retaining executives and is designed to ease an executive’s transition in the event of an unexpected termination by the Company due to on-going changes in the Company’s employment needs.  The inclusion of severance provisions in employment agreements generally has not affected decisions regarding other elements of compensation.  The Company confirms that in future filings it will include a more through discussion of the elements of compensation addressed under Item 402(b)(1) with respect to severance agreements in the Compensation Discussion and Analysis.  In particular, the Company will discuss how decisions regarding severance fit into the Company’s overall compensation objectives and the extent to which such decisions affect decisions regarding other elements of compensation.

Other Acknowledgments:

In connection with the Company’s response to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Pamela Howell
November 13, 2007

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the above response, please contact me or DeWayne E. Laird, Vice President and Chief Financial Officer, at (212) 754-2233.

        Very truly yours,

        /s/ Ira H. Raphaelson
        Ira H. Raphaelson
        Vice President and General Counsel

cc:	Mr. A. Lorne Weil Chief Executive Officer Scientific Games Corporation